Exhibit 99.1

April 30, 2021

AGM Group Holdings Inc.

c/o Creative Consultants (Hong Kong) Limited

Room 1502-3 15/F., Connuaght Commercial Building, 185 Wanchai Road

Wanchai, Hong Kong

Board of Directors,

Please accept my resignation as a director, a member of the Audit Committee and the Compensation Committee, and the chairman of the Nominating Committee of AGM Group Holdings Inc., effective from April 30, 2021.

I appreciate the opportunities from growth and development the company have provided during my tenure.

Please let know how I can be of help during the transition period. I wish the company the very best going forward.

Sincerely,

/s/ Tingfu Xie

Tingfu Xie